Filed Pursuant to Rule 433

Dated September 30, 2009

Registration Statement No. 333-162214

ALLIANT ENERGY CORPORATION

Final Term Sheet

Dated September 30, 2009

Issuer:	Alliant Energy Corporation

Size:	$250,000,000

Security Type:	Senior Notes

Maturity Date:	October 15, 2014

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2010

Record Date:	1st day of the month of the interest payment date

Coupon:	4.00%

Price to Public	99.651%

Yield to Maturity:	4.077%

Benchmark Treasury:	2.375% due September 30, 2014

Benchmark Treasury Yield:	2.327%

Spread to Benchmark Treasury:	+175 bps

Optional Redemption – Reinvestment Rate:	Make-whole call at T + 30 bps

Trade Date:	September 30, 2009

Settlement Date:	October 2, 2009 (T+2)

CUSIP:	018802 AA6

ISIN:	US018802AA67

Underwriters:	Joint Book-Running Managers Citigroup Global Markets Inc. J.P. Morgan Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents from Citigroup Global Markets Inc. by calling (877) 858-5407 or from J.P. Morgan Securities Inc. by calling (212) 834-4533.